Exhibit 99.1

For Immediate Release

SAP Announces Preliminary First Quarter 2020 Results	April 8, 2020

SAP Pre-Announces First Quarter Results, Updates 2020 Outlook

•             IFRS Cloud Revenue Up 29%; Non-IFRS Cloud Revenue Up 27%

•             Software Licenses Revenue Down 31%

•             Total Revenue Up 7%

•             IFRS Operating Profit Up More Than 100%; Non-IFRS Operating Profit Up 1%

•             2020 Outlook Updated to Reflect Estimated Impact of COVID-19

“As the world navigates the COVID-19 pandemic, SAP has remained focused on our employees, customers, and communities. To support them, we made our vast business networks and technology available for companies to find new sources of supply and manage demand, understand and act on sentiment across value chains that went virtual overnight, and support learning efforts at scale. Our customers will continue to rely on us to listen and engage with their employees in new ways, manage their supply chains, and connect with their customers in a virtual world where sentiment will become a leading indicator.”

Jennifer Morgan and Christian Klein, Co-CEOs

“Our multi-year emphasis on building a strong base of more predictable revenue has made SAP more resilient than ever. Combined with an even more prudent expense management and a continued focus on innovation we will weather the COVID-19 crisis and emerge stronger than before as we have done in past downturns. Our updated guidance demonstrates that even in this challenging environment SAP remains healthy and stable.”

Luka Mucic, CFO

First Quarter Business Update

Walldorf, Germany — April 8, 2020. After an initial review of its first quarter 2020 performance, SAP SE (NYSE: SAP) today announced its preliminary financial results for the first quarter ended March 31, 2020. All 2020 figures in this release are approximate due to the preliminary nature of the announcement and the high uncertainty associated with the COVID-19 crisis.

Business activity in the first two months of the quarter was healthy. As the impact of the COVID-19 crisis rapidly intensified towards the end of the quarter, a significant amount of new business was postponed. This is reflected, in particular, in the significant year over year decrease in software licenses revenue.

SAP has quickly responded to the new environment by adopting a virtual sales and remote implementation strategy. To protect profitability SAP is slowing hiring and reducing discretionary spend in addition to natural savings e.g. from lower travel and virtualized events.

SAP remains committed to its long-term strategy and prospects and is continuing to invest in innovation. SAP expects to emerge from the COVID-19 crisis in an even stronger competitive position than before.

Financial Performance

In the first quarter, cloud revenue grew 29% year over year to €2.01 billion (IFRS), up 27% to €2.01 billion (non-IFRS) and 25% (non-IFRS at constant currencies). Software licenses revenue was down 31% year over year to €0.45 billion (IFRS and non-IFRS) and 31% (non-IFRS at constant currencies). Cloud and software revenue grew 7% year over year to €5.40 billion (IFRS), up 6% to €5.40 billion (non-IFRS) and 5% (non-IFRS at constant currencies). Total revenue grew 7% year over year to €6.52 billion (IFRS), up 7% to €6.52 billion (non-IFRS) and 5% (non-IFRS at constant currencies).

The share of more predictable revenue(1) grew by approximately 4 percentage points year over year to approximately 76% in the first quarter.

As expected, the IFRS operating profit in the first quarter increased significantly primarily due to a significantly lower impact from both restructuring expenses and share-based compensation expenses. Operating profit increased more than 100% year over year to €1.21 billion (IFRS) and up 1% to €1.48 billion (non-IFRS) and down 1% (non-IFRS at constant currencies).

In the first quarter, SAP incurred a cost of approximately €36 million in relation to the cancellation of its in-person annual SAPPHIRE NOW and other customer events. Absent the cancellations, these expenses would have been recognized in the later quarters for which the events were originally scheduled.

Operating margin increased 20.7 percentage points year over year to 18.5% (IFRS) and declined 1.3 percentage points year over year to 22.7% (non-IFRS) and 1.3 percentage points to 22.6% (non-IFRS at constant currencies).

Non-IFRS Adjustments

The total difference between non-IFRS revenue metrics und the respective IFRS revenue metrics results from adjusting the impact of business combination fair value accounting. The difference between non-IFRS operating profit and IFRS operating profit includes, in addition to the revenue adjustments of significantly less than €0.01 billion (Q1 2019: €0.03 billion), adjustments for acquisition-related charges of €0.16 billion (Q1 2019: €0.17 billion), adjustments for share-based payment expenses of €0.09 billion (Q1 2019: €0.52 billion) and adjustments for restructuring expenses of €0.02 billion (Q1 2019: €0.89 billion). For more details on the individual adjusted expense and revenue categories, our reasons for providing non-IFRS measures and the limitations of our non-IFRS measures please refer to https://www.sap.com/docs/download/investors/2018/sap-non-ifrs-measures.pdf

(1)  Share of more predictable revenue is the total of non-IFRS cloud revenue and non-IFRS software support revenue as a percentage of total revenue.

Business Outlook 2020

The Company is updating its 2020 outlook to reflect the estimated impact of the COVID-19 crisis. The revised outlook assumes the current COVID-19 induced challenging demand environment deteriorates through the second quarter before gradually improving in the third and fourth quarter as economies reopen and population lockdowns end.

Non-IFRS cloud revenue is now expected to be in a range of €8.3 billion to €8.7 billion at constant currencies (2019: €7.01 billion), up 18% to 24% at constant currencies. The previous range was €8.7 billion to €9.0 billion at constant currencies.

Non-IFRS cloud and software revenue is now expected to be in a range of €23.4 to €24.0 billion at constant currencies (2019: €23.09 billion), up 1% to 4% at constant currencies. The previous range was €24.7 to €25.1 billion at constant currencies.

Non-IFRS total revenue is now expected to be in a range of €27.8 to €28.5 billion at constant currencies (2019: €27.63 billion), up 1% to 3% at constant currencies. The previous range was €29.2 to €29.7 billion at constant currencies.

Non-IFRS operating profit is now expected to be in a range of €8.1 to €8.7 billion at constant currencies (2019: €8.21 billion), down 1% to up 6% at constant currencies. The previous range was €8.9 to €9.3 billion at constant currencies.

The share of more predictable revenue (defined as the total of cloud revenue and software support revenue) is now expected to reach approximately 72%. The respective previously expected share was approximately 70%.

While SAP’s full-year 2020 business outlook is at constant currencies, actual currency reported figures are expected to be impacted by currency exchange rate fluctuations as the Company progresses through the year.

Ambition 2023

SAP confirms its 2023 ambition which was previously published in its 2019 Integrated Report.

The Company remains in its quiet period until reporting its complete first quarter 2020 results on April 21st when it will provide further details on its first quarter and projected full-year 2020 performance.

Additional Information

This press release and all information therein is preliminary and unaudited.

The 2019 comparative numbers for first quarter only include Qualtrics revenues and profits from acquisition date of January 23rd.

First Quarter 2020 Quarterly Statement

SAP’s first quarter 2020 quarterly statement will be published on April 21, 2020 and will be available for download at www.sap.com/investor.

Webcast

SAP senior management will host a financial analyst conference call on Tuesday, April 21st at 2:00 PM (CET) / 1:00 PM (GMT) / 8:00 AM (Eastern) / 5:00 AM (Pacific). The call will be webcast live on the Company’s website at www.sap.com/investor and will be available for replay. Supplementary financial information pertaining to the first quarter results can be found at www.sap.com/investor.

About SAP

As the Experience Company powered by the Intelligent Enterprise, SAP is the market leader in enterprise application software, helping companies of all sizes and in all industries run at their best: 77% of the world’s transaction revenue touches an SAP® system. Our machine learning, Internet of Things (IoT), and advanced analytics technologies help turn customers’ businesses into intelligent enterprises. SAP helps give people and organizations deep business insight and fosters collaboration that helps them stay ahead of their competition. We simplify technology for companies so they can consume our software the way they want — without disruption. Our end-to-end suite of applications and services enables more than 440,000 business and public customers to operate profitably, adapt continuously, and make a difference. With a global network of customers, partners, employees, and thought leaders, SAP helps the world run better and improve people’s lives. For more information, visit http://www.sap.com.

For more information, financial community only:

Stefan Gruber	+49 (6227) 7-44872	investor@sap.com, CET

Follow SAP Investor Relations on Twitter at @sapinvestor.

For more information, press only:

Susan Miller	+1 (610) 661-9225	susan.miller@sap.com, ET
Marcus Winkler	+49 (6227) 7-67497	marcus.winkler@sap.com, CET

For customers interested in learning more about SAP products:

Global Customer Center:	+49 180 534-34-24
United States Only:	+1 (800) 872-1SAP (+1-800-872-1727)

Note to editors:

To preview and download broadcast-standard stock footage and press photos digitally, please visit www.sap.com/photos. On this platform, you can find high resolution material for your media channels. To view video stories on diverse topics, visit www.sap-tv.com. From this site, you can embed videos into your own Web pages, share video via e-mail links and subscribe to RSS feeds from SAP TV.

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

© 2020 SAP SE. All rights reserved.

No part of this publication may be reproduced or transmitted in any form or for any purpose without the express permission of SAP SE. The information contained herein may be changed without prior notice.

Some software products marketed by SAP SE and its distributors contain proprietary software components of other software vendors. National product specifications may vary.

These materials are provided by SAP SE and its affiliated companies (“SAP Group”) for informational purposes only, without representation or warranty of any kind, and SAP Group shall not be liable for errors or omissions with respect to the materials. The only warranties for SAP Group products and services are those that are set forth in the express warranty statements accompanying such products and services, if any. Nothing herein should be construed as constituting an additional warranty.

SAP and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP SE (or an SAP affiliate company) in Germany and other countries. All other product and service names mentioned are the trademarks of their respective companies. Please see www.sap.com/about/legal/copyright.html for additional trademark information and notice.